March 17, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Suying Li
Lyn Shenk
Taylor Beech
Katherine Bagley

Re:	Hoop Street Center I Corp
Amendment No. 8 to Offering Statement on Form 1-A
Filed February 1, 2021
File No. 02411349

Dear all:

We are submitting this letter on behalf of Hoop Street Center I Corp (the Company or Hoop Street) to file Amendment No.8 (Amendment No.8) to the Company’s Offering Statement on Form 1-A (File No. 02411349) filed with the Securities Exchange Commission on February 1, 2021 (the “Offering Circular”). Amendment No.8 is filed in relation to removing Joseph Sugarman’s from the Offering Circular effective on March 10, 2021, on pages 34, 40, 41, 49, 50 of the Offering Statement as he is no longer associated with the Company and his name has been omitted from the Company documents.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (801) 615-0880.

Sincerely,

/s/ Ernest Hemple
Ernest Hemple